Exhibit (a)(26)










Norfolk South. Nominates 5 Directors to Conrail Bd

FORM TYPE: PRNews
ISSUER: CONRAIL INC.
SYMBOL: CRR

     NORFOLK, Va., Feb. 10/PRNewswire/ -- Norfolk Southern Corporation announced today that it has nominated a slate of five directors to serve on the board of Conrail Inc. and said it would also seek to remove all but three current members of the Conrail board.

     In addition, Norfolk Southern said it proposed reducing the size of Conrail's board of directors from thirteen to eight and "declassifying" the board, which would change the current system of electing Conrail directors on a staggered basis and instead require that they all be elected annually by the shareholders.

     The proposals, which were delivered to Conrail today, are to be considered at the annual meeting of Conrail shareholders. Conrail has scheduled the annual meeting -- usually held in April or May -- for December 19, 1997. Atlantic Investment Company, the wholly owned Norfolk Southern subsidiary that submitted the proposals, said it is seeking to replace most of the Conrail board with directors who are committed to evaluating fairly and impartially all acquisition proposals for Conrail and to seeking the most advantageous transaction for Conrail shareholders.

     The nominees include:

     George A. Butler, retired president of CoreStates Financial Corp. in Philadelphia.

     Stephen P. Lamb, a partner in the Wilmington, Del., law firm of Lamb & Bouchard.

     Mary Patterson McPherson, the president of Bryn Mawr College in Bryn Mawr, Pa., who will join the Andrew W. Mellon Foundation in New York later in the year.

     Bernard C. Watson, chairman of the HMA Foundation in Philadelphia and former president and chief executive officer of the William Penn Foundation in Philadelphia.

     J. Roger Williams, Jr., of counsel to the Philadelphia law firm of Dilworth, Paxson, Kalish & Kauffman.

     Norfolk Southern said it would seek to remove all current Conrail directors except for Daniel B. Burke, David B. Lewis and John C. Marous. David R. Goode, Chairman, President and Chief Executive Officer of Norfolk Southern, said that Norfolk Southern was forced to submit the shareholder initiative today after Conrail announced that it was delaying the annual shareholders meeting. By delaying the meeting to late December, Conrail triggered a provision of its by-laws requiring shareholders to submit nominations and proposals within ten days. "We would have preferred waiting to submit these proposals, especially now that both CSX and Conrail have agreed to meet and discuss the issues facing us," Goode said. "However, Conrail's recent action to delay the shareholders' meeting as long as possible imposed a very short deadline on its own shareholders and we had to act to protect shareholder interests."

     Goode said that "a Norfolk Southern acquisition of Conrail is the best opportunity for achieving balanced competition." And he emphasized that "Conrail shareholders must get $115 in cash for each of their shares."

     Norfolk Southern also announced that on Tuesday it will commence payment for the 8.2 million shares of Conrail which were accepted for payment upon expiration of Norfolk Southern's 9.9 percent tender offer. The offer was oversubscribed with more than 90 percent of the Conrail shares held by shareholders other than CSX being tendered. The final proration factor is approximately 12.6 percent for all Conrail shares tendered.

     Norfolk Southern intends to promptly commence a second $115 per share all-cash tender offer for all of the remaining Conrail shares.

     Conrail shareholders on January 17 overwhelmingly defeated
Conrail management's proposal to "opt out" of the Pennsylvania Fair Value Statute, clearly signaling their preference for Norfolk
Southern's all-cash offer of $115 per share.

     Norfolk Southern is a Virginia-based holding company with headquarters in Norfolk, Va. It owns a major freight railroad, Norfolk Southern Railway Company, which operates about 14,400 miles of road in 20 states, primarily in the Southeast and Midwest, and the Province of Ontario, Canada. The corporation also owns North American Van Lines, Inc., and Pocahontas Land Corporation, a natural resources company.

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(END) FEDERAL FILINGS-DOW JONES NEWS 02-10-97

16:44

02/10/97 16:44
:TICKER: CRR CSX NSC
:SUBJECT: RAIL BDDR PA VA INDG MNA
Copyright(c)1997 Federal Filings, Inc. - A Dow Jones
Information Services Co.
Received by NewsEDGE/LAN: 2/10/97 4:46PM